Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the following Registration Statements:

(1)	Registration Statement (Form S-8 Nos. 333-192368) pertaining to the InvenSense, Inc. Employee Stock Purchase Plan, and

(2)	Registration Statement (Form No. 333-1780360) pertaining to the InvenSense, Inc. 2011 Stock Incentive Plan and the InvenSense, Inc. 2004 Stock Incentive Plan, as amended;

of our report dated January 13, 2014, with respect to the statement of net assets to be sold as of August 3, 2013 and the related statement of revenues and direct expenses of the Microphone Product Line of Analog Devices, Inc., for the nine month period ended August 3, 2013 included in the InvenSense Inc. Current Report (Form 8-K) filed on January 16, 2014.

/s/ Ernst & Young LLP

Boston, Massachusetts

January 13, 2014